Exhibit 99.1
eLong, Inc. Reports Second Quarter 2009 Unaudited Financial Results
BEIJING, China — August 27, 2009 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2009.
Highlights
•	Total gross revenues increased 1% year-on-year to RMB86.9 million and net revenues increased 1% year-on-year to RMB81.9 million.
Total gross revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q2 2009	Total	Q2 2008	Total	Growth
Hotel commissions	59.3	68%	63.2	74%	(6%)
Air ticketing commissions	21.7	25%	18.3	21%	19%
Other	5.9	7%	4.5	5%	31%

Gross revenues	86.9	100%	86.0	100%	1%

•
Operating income in the second quarter was RMB6.4 million compared to operating loss of RMB7.9 million in the prior year period, driven primarily by decreases in sales and marketing and general and administrative expenses.

•
Net income in the second quarter was RMB9.5 million compared to net loss of RMB20.3 million in the prior year period, driven primarily by an increase of RMB14.3 million in operating income and a decrease of RMB19.5 million in foreign currency exchange losses, partially offset by a decrease of RMB2.9 million in interest income and an increase of RMB1.1 million in income tax expense.

•
Cash and cash equivalents and short-term investments as of June 30, 2009 were RMB915.5 million (USD$134.0 million). Short-term investments of RMB307.0 million (USD$45.0 million) were comprised of time deposits of nine months duration held in commercial banks located outside mainland China.

“In the second quarter of 2009, we delivered eLong’s highest ever quarterly operating income of RMB6.4 million. We are also delighted to have delivered positive net income for two consecutive quarters, and believe these results demonstrate that our turnaround is gaining momentum.” said Guangfu Cui, Chief Executive Officer of eLong.
“While we achieved only modest revenue growth, we are pleased with the continued progress in controlling costs and improving marketing efficiency.” said Mike Doyle, Chief Financial Officer of eLong.
Business Results
Hotel
Hotel commissions decreased 6% for the second quarter of 2009 compared to the prior year quarter, primarily due to lower commission per room night, which was partially offset by higher volume. Commission per room night decreased 8% year-on-year primarily due to lower average daily rates (including an increase in the proportion of total volume from budget hotels), partially offset by an increase in hotel commission rates. Room nights booked through eLong in the second quarter increased 1% year-on-year to 980,000.

Air
Air ticketing commissions increased 19% for the second quarter of 2009 compared to the prior year quarter, driven by a 24% increase in air segments to 510,000, partially offset by a decrease of 3% in the average ticket price compared to the prior year quarter.
Profitability
Gross margin in the second quarter of 2009 was 71% which was the same as in the second quarter of 2008.
Operating expenses for the second quarter of 2009 and same period in 2008 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	Q2:09	Revenue	Q2:08	Revenue	Growth
Service development	13.2	16%	13.3	17%	(1%)
Sales and marketing	27.4	33%	38.9	48%	(29%)
General and administrative	11.1	14%	13.0	16%	(14%)
Amortization of intangible assets	0.2	—	0.2	—	0%
Charges related to property and equipment and intangible assets	—	—	0.1	—	(100%)

Total operating expenses	51.9	63%	65.5	81%	(21%)

Total operating expenses decreased 21% for the second quarter of 2009 compared to the second quarter of 2008. Total operating expenses were 63% of net revenue, a decrease of 18 percentage points compared to the prior year quarter.
Service development expense is composed of expenses related to technology and our product offerings, including our website, platforms and other systems development. Service development expense decreased 1% compared to the prior year quarter and declined as a percentage of net revenue from 17% a year ago to 16% in the second quarter of 2009, mainly driven by a decrease in outside service fees, partially offset by increases in labor costs.
Sales and marketing expenses for the second quarter of 2009 decreased 29% over the prior year quarter, mainly driven by decreased marketing promotion expenses and sales commissions, decreased expenses related to loyalty point awards, and decreased labor costs. Sales and marketing expenses decreased to 33% of net revenues in the second quarter 2009 from 48% in the same quarter of the prior year.
General and administrative expenses for the second quarter of 2009 decreased 14% compared to the prior year quarter, mainly driven by a decrease in professional fees. General and administrative expenses decreased to 14% of net revenues in the second quarter of 2009 from 16% in the same quarter of the prior year.
Other income, which represents interest income, foreign exchange gains/losses and other income/expense, was RMB3.5 million in the second quarter of 2009, primarily due to interest income of RMB3.9 million, partially offset by foreign currency exchange loss of RMB0.4 million resulting from the appreciation of the Renminbi against the US dollar. Other income/(loss) was a loss of RMB13.1 million in the second quarter of 2008.
Net income for the second quarter of 2009 was RMB9.5 million, compared to net loss of RMB20.3 million during the prior year quarter.
Basic and diluted net income per ADS for the second quarter of 2009 were RMB0.40 and RMB0.38, compared to basic and diluted loss per ADS of RMB0.80 in the prior year quarter.

Business Outlook
eLong currently expects net revenues for the third quarter of 2009 to be within the range of RMB88 million to RMB97 million, equal to an increase of 5% to 15% compared to the third quarter of 2008.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, share-based compensation charges and unrealized foreign exchange losses/(gains). The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call
eLong will host a conference call to discuss its second quarter 2009 unaudited financial results on August 27, 2009 at 8:00 AM Beijing time (August 26, 2009, 8:00 PM EDT). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: eLong.
A replay of the call will be available for one day between 9:30 pm Eastern Time on August 26, 2009 and 9:30 pm Eastern Time on August 27, 2009. The toll-free number for U.S. callers is +1-888-566-0349; the dial-in number for Hong Kong is +852-2802-5151, and the dial-in number for international callers is +1-203-369-4614. The pass code for the replay is 797970.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and uses web-based distribution technologies and a 24-hour call center to provide consumers with accurate travel information and high quality travel booking services. Aiming to deliver value and a worry-free travel booking experience to leisure and business travelers, eLong empowers consumers to make informed decisions by providing convenient online and offline hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 8,700 hotels in China, eLong also offers consumers the ability to make bookings at over 100,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China.
eLong operates websites including http://www.elong.com, http://www.elong.net, http://www.lohoo.com and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Hotel commissions	63,158	56,222	59,276	8,678	120,392	115,498	16,910
Air ticketing commissions	18,329	21,248	21,764	3,187	37,960	43,012	6,298
Other	4,497	5,003	5,886	862	9,081	10,889	1,594

Gross revenues	85,984	82,473	86,926	12,727	167,433	169,399	24,802

Business tax and surcharges	(5,170)	(4,668)	(4,982)	(730)	(9,923)	(9,650)	(1,413)

Net revenues	80,814	77,805	81,944	11,997	157,510	159,749	23,389

Cost of services	(23,192)	(23,964)	(23,666)	(3,465)	(46,896)	(47,630)	(6,974)

Gross profit	57,622	53,841	58,278	8,532	110,614	112,119	16,415

Operating expenses:
Service development	(13,331)	(13,030)	(13,195)	(1,932)	(26,028)	(26,225)	(3,840)
Sales and marketing	(38,867)	(31,607)	(27,422)	(4,015)	(67,774)	(59,029)	(8,642)
General and administrative	(12,994)	(12,424)	(11,147)	(1,632)	(27,772)	(23,571)	(3,451)
Amortization of intangible assets	(217)	(157)	(157)	(22)	(434)	(314)	(46)
Charges related to property and equipment and intangible assets	(121)	—	—	—	(121)	—	—

Total operating expenses	(65,530)	(57,218)	(51,921)	(7,601)	(122,129)	(109,139)	(15,979)

Income/(loss) from operations	(7,908)	(3,377)	6,357	931	(11,515)	2,980	436
Other income(loss), net	(13,067)	5,668	3,458	506	(41,315)	9,126	1,336

Income/(loss) from operations before income tax expense	(20,975)	2,291	9,815	1,437	(52,830)	12,106	1,772
Income tax benefit(expense)	721	(290)	(357)	(52)	(17)	(647)	(95)

Net income/(loss)	(20,254)	2,001	9,458	1,385	(52,847)	11,459	1,677

Basic net income/(loss) per share	(0.40)	0.04	0.20	0.029	(1.04)	0.24	0.035
Diluted net income/(loss) per share	(0.40)	0.04	0.19	0.028	(1.04)	0.23	0.034

Basic net income/(loss) per ADS*	(0.80)	0.08	0.40	0.058	(2.08)	0.48	0.070
Diluted net income/(loss) per ADS*	(0.80)	0.08	0.38	0.056	(2.08)	0.46	0.068

Shares used in computing basic net income/(loss) per share	50,568	47,079	47,158	47,158	50,736	47,119	47,119
Shares used in computing diluted net income/(loss) per share	50,568	49,556	50,077	50,077	50,736	50,033	50,033

Note: 1 ADS = 2 shares

Share-based compensation charges* included in:	1,817	2,398	2,249	329	4,172	4,648	680
Cost of services	81	139	162	24	224	302	44
Service development	625	668	418	61	1,599	1,086	159
Sales and marketing	292	704	296	43	786	1,000	146
General and administrative	819	887	1,373	201	1,563	2,260	331

Unrealized foreign exchange losses/(gains)*	19,913	(144)	438	64	57,808	293	43

*	Non-GAAP financial measures.

Note 1:
The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009, USD1.00=RMB6.8329 on March 31, 2009 and USD1.00=RMB6.8591 on June 30, 2008 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.

eLong, Inc.
UNAUDITED CONDENSED CONSOLIDATED SUMMARY BALANCE SHEET DATA
(IN THOUSANDS)

	Dec. 31,	Jun. 30,	Jun. 30,
	2008	2009	2009
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	321,541	608,476	89,086
Short-term investments	635,810	307,022	44,951
Restricted cash	—	60,000	8,785
Accounts receivable, net	42,471	39,976	5,853
Due from related parties	518	778	114
Prepaid expenses and other current assets	23,660	25,683	3,760

Total current assets	1,024,000	1,041,935	152,549
Property and equipment, net	52,484	47,278	6,922
Goodwill	30,000	30,000	4,392
Intangible assets, net	943	629	92
Other non-current assets	30,538	29,727	4,352

Total assets	1,137,965	1,149,569	168,307

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,146	38,609	5,653
Income taxes payable	1,152	491	72
Due to related parties	8,120	2,993	438
Accrued expenses and other current liabilities	81,889	78,573	11,504

Total current liabilities	125,307	120,666	17,667
Other long-term liabilities	477	499	73

Total liabilities	125,784	121,165	17,740

Shareholders’ equity
Ordinary shares	4,221	4,230	619
Treasury Stock	(103,393)	(103,393)	(15,138)
Additional paid-in capital	1,315,590	1,320,345	193,310
Accumulated deficit	(204,237)	(192,778)	(28,224)

Total shareholders’ equity	1,012,181	1,028,404	150,567

Total liabilities and shareholders’ equity	1,137,965	1,149,569	168,307